IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2024

Exhibit 99.1

The following Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of ImmunoPrecise Antibodies Ltd. (“the Company”, “ImmunoPrecise” or “IPA”) for the three and six months ended October 31, 2024, together with the audited consolidated financial statements and accompanying MD&A of the Company for the year ended April 30, 2024. This MD&A is the responsibility of management and was reviewed and approved by the Board of Directors of IPA (the "Board") on December 9, 2024.

The referenced financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS") and as applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. Except as otherwise noted, all dollar figures in this MD&A are stated in Canadian dollars, which is the Company’s reporting currency.

We have prepared this MD&A with reference to National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators. Additional information relating to ImmunoPrecise, including our most recently completed Annual Information Form and our Annual Report on Form 20-F for the fiscal year ended April 30, 2024, is available on our website at www.ipatherapeutics.com and can be found on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

FORWARD-LOOKING INFORMATION

This MD&A contains certain statements that constitute “forward-looking statements” within the meaning of National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators.

Forward-looking statements often, but not always, are identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “targeting” and “intend” and statements that an event or result “may”, “will”, “should”, “could”, or “might” occur or be achieved and other similar expressions.

This document contains forward-looking statements about IPA's future outlook, future plans and expenditures, the satisfaction of rights and performance of obligations under agreements to which IPA is a party, product development, future revenue growth, research and development (“R&D”) initiatives, and general market trends and developments. These statements, which involve expectations, estimates, and projections, are not guarantees of future performance and involve risks and uncertainties that are difficult to predict and/or are beyond IPA's control.

The forward-looking statements are based on certain assumptions, including the progress, timing, and costs related to the execution of IPA's business plan and strategy; estimates and projections regarding the industry in which IPA operates; the future success of R&D activities, including the advancement of IPA's AI technologies, the LENSai software, and HYFTTM technology. Assumptions are also made on the absence of material changes in various areas such as regulatory environment, general business and economic conditions, market demand for IPA's services, competitive landscape, and technological disruptions. Furthermore, the statements take into account estimates regarding future financing and capital.

The success of IPA's AI technologies is subject to inherent uncertainties of technology development and implementation, including the complexity of tasks the AI is being developed to perform, potential technical difficulties, the necessity for continuous adaptation to new scientific findings and data, and regulatory and ethical considerations. Furthermore, the potential for IPA's AI technologies to generate revenues is contingent upon market acceptance, development of commercially viable applications, and establishment of successful business models.

Forward-looking statements inherently carry risks and uncertainties that could cause actual outcomes and results to differ materially from current expectations. Thus, these statements should be approached with caution, and undue reliance on them should be avoided. Some of these risks and uncertainties are outlined in the "Risks and Uncertainties" section of this MD&A. It is important to note that

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2024

forward-looking statements are not assurances of future performance. As actual results and future events could vary significantly from those anticipated in these statements, they should not be taken as accurate predictions. Despite the potential updates or revisions of forward-looking statements due to new information or future events, IPA is under no obligation to make these changes unless required by law. These cautionary notes serve to qualify all forward-looking statements contained in this MD&A explicitly.

CAUTION REGARDING NON-IFRS MEASURES

In addition to the results reported in accordance with IFRS, this MD&A makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS. They are therefore unlikely to be comparable to similar measures presented by other companies. The Company uses non-IFRS measures, including “adjusted EBITDA” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Management believes that these measures provide useful information in that they may exclude amounts that are not indicative of the Company’s core operating results and ongoing operations and provide a more consistent basis for comparison between periods. For further details, please refer to the "Non-IFRS Measures" section in this MD&A.

GENERAL

Founded on November 22, 1983, and incorporated under Alberta law, IPA's common shares ("Common Shares") currently trade on the Nasdaq Global Market under the ticker symbol "IPA". The corporate headquarters of IPA is situated at 3204 - 4464 Markham Street, Victoria, BC V8Z 7X8.

OVERVIEW

The Company is a leading biotherapeutic research and technology firm, distinguished by its proficiency in both in silico and wet lab methodologies. At the intersection of systems biology, multi-omics modeling, and complex artificial intelligence systems, the Company has carved out a unique space within the field. The core of the Company's operations encompasses a diverse suite of proprietary technologies that aid in the exploration, discovery, and development of novel drugs and biologics.

Integrated within IPA's wet lab infrastructure is a diverse array of in silico technologies. As an end-to-end service provider of antibody discovery and development, IPA’s state-of-the-art computational methodologies allow the Company to perform detailed and comprehensive evaluations across various stages of biologic discovery and development.

The synergy between IPA's in silico analyses and wet lab technologies enhances the efficacy of the workflow, thereby offering a unique value proposition to its partners aimed at reducing the time, cost and risk associated with therapeutic antibody discovery and development. This strategic integration underscores IPA's commitment to innovative solutions, driving not only operational efficiency but also pioneering advancements in the industry.

The Company believes that its experience, innovation, technologies, scientific rigor, and focus on producing quality products, provide a unique experience in one-stop service offerings, and assist the Company in its aim to reduce the time required for, and the inherent risk associated with, conventional multi-vendor product development.

The Company has achieved organic revenue growth through market penetration and service diversification in the biologics, Contract Research Organizations ("CRO") space, as well as accretive growth through strategic expansion of its operations in Europe, by acquiring and integrating innovative technologies, and through investments in R&D.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2024

Services

The breadth of services provided by IPA unfolds sequentially in alignment with the process of antibody discovery and development. Starting from the in silico arena, the Company utilizes custom antigen modeling, target analysis using Natural Language Processing, and the patented HYFTTM analysis to lay the groundwork for the subsequent experimental phases.

As the projects transition into the wet lab phase, the Company's capabilities diversify, offering an array of services such as design and manufacturing, B cell sorting incorporating IPA's proprietary Function First B Cell screening and sequencing, and the production and screening of custom, immune, and proprietary naïve phage display libraries. IPA's wet lab antibody discovery technologies are compatible with in-depth mining of antibody repertoires by next generation sequencing and computational analysis. The Company's hybridoma discovery and production services, enhanced by multiplexed high-throughput screening and single clone-picking, complement the expertise it possesses with transgenic animals and multi-species antibody discovery.

The Company then steps into antibody characterization studies, which encompass affinity measurements, epitope landscape profiling, functional assays, and in silico analyses including immunogenicity, three-dimensional modeling, relative affinity rankings, molecular docking, and off-target analyses. Additional services include the creation of bi-specifics, single domain (such as VHH and VNAR (shark)) antibodies, recombinant cloning, protein and antibody production and downstream processing, stable cell line generation, antibody engineering, optimization including humanization, and cryopreservation and cryostorage.

ImmunoPrecise's wholly owned subsidiaries, IPA Canada and IPA Europe, have received recognition as approved CRO for top-tier transgenic animal platforms producing antibodies with human antigen binding domains, along with protein manufacturing. The subsidiaries also form a critical component of the Company's R&D investments, promoting the development of proprietary technologies like B cell Select® and DeepDisplayTM platforms, applicable across a wide array of species and strains, including transgenic animals.

Moreover, in the past two years, the Company has gained increasing recognition as a rising leader in the biologics CRO space, with a focus on organic growth through market penetration and service diversification, as well as strategic expansion with platform and process integration. Furthermore, end-to-end services have been leveraged through acquisition, enabling a steady foundation for future growth.

Operations of the Company

IPA is a global operation with a presence in Utrecht and Oss in the Netherlands, Diepenbeek in Belgium, Victoria, British Columbia, in Canada and Fargo, North Dakota in the United States. This broad reach enables IPA to tap into thriving locations that strongly support the life sciences industry and the development of AI.

The Company's leadership, spanning North America and Europe, holds global responsibility for financial and accounting oversight, sales and marketing, investor relations, and information technology. An enterprise resource management system aids in automating marketing and sales, enhancing customer relationship management, and simplifying accounting, financial reporting, and project management tasks.

The Company’s head office is in Victoria, British Columbia, and the base for U.S. operations is in Fargo, North Dakota. IPA Canada operates from Victoria, British Columbia, performing custom antibody generation since its inception. The Company has recently completed the expansion of its vivarium in Victoria while simultaneously intensifying its capabilities in measuring protein binding kinetics and high-throughput label-free protein-protein interactions and further developing and improving technologies such as its B cell Select® platform.

The acquisition of U-Protein Express B.V. ("UPE") and ModiQuest Research B.V. ("MQR"), now collectively named IPA Europe, has deepened the Company’s technological competence, and expanded its capabilities for partners worldwide. The team from MQR in Oss brings extensive expertise in various areas, including in vitro antibody phage library generation, antibody characterization, optimization,

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2024

and engineering. The UPE team in Utrecht specializes in the production of complex proteins and antibodies, supporting numerous programs across various sectors using their proprietary expression platform rPEx®.

On April 14, 2022, the Company successfully acquired BioStrand BV, BioKey BV, and BioClue BV, a group of innovative AI entities based in Belgium. These entities are leaders in the field of multi-omics and in silico biotechnology, specializing in the intricate task of identifying unique biological fingerprints within proteins, RNA, and DNA across multiple information layers, giving rise to unprecedented insights into biological molecules, including intricate relationships between protein structure and function. They have constructed a comprehensive knowledge base of these distinctive biological markers, which serves as a significant tool for their comparison and processing. This strategic acquisition further bolsters the Company’s standing in the rapidly advancing fields of multi-omics and in silico antibody discovery and development.

The Company continues to broaden its intellectual property portfolio in additional, meaningful ways, including internal R&D, acquisitions, and collaborations. There is also an emphasis on therapeutic antibody asset development in areas such as oncology, inflammation, neurodegenerative diseases, autoimmunity, and atherosclerosis.

STRATEGY AND OUTLOOK

The management team at IPA places a strong emphasis on initiatives designed to increase revenue, enhance internal assets, and maximize shareholder value. Central to the Company's mission is the aspiration to fundamentally transform the approach to biotherapeutic discovery and development. By integrating its advanced AI-driven software, LENSai, IPA aims to introduce a new paradigm that underscores accuracy, precision, speed, and cost-effectiveness, thereby changing how the world processes complex and disparate data.

One core component of IPA's strategy is the integration of LENSai's in silico capabilities into its services. LENSai adds high-through-put in silico analytical capabilities early in the discovery and development cycle, which enhances the Company's traditional wet lab services.

IPA's goal is to be the world's premier partner for complex AI-driven therapeutic antibody discovery and development, providing a rapid, integrated, accurate, data-driven, technologically advanced continuum of services. The Company works towards accelerating the transition of novel therapies from idea to the clinic by providing a bridge between highly accurate in silico predictions and wet lab validations. IPA's in silico tools, powered by LENSai, can predict potential targets, antibody binding characteristics, therapeutic developability, safety and tolerability, functional outcomes, and provide iterative feedback from wet lab experiments designed to refine these predictions and improve the accuracy of its AI models.

In 2022, to accommodate operational growth, IPA relocated its Utrecht facility to larger premises within the Utrecht Science Park, which resulted in a doubling of the site's lab capacity. This strategic move was driven by the need to meet increasing market demands in Europe, North America, and Asia.

Pharmaceutical industry trends suggest an increasing reliance on external partners like IPA for expertise, cost-effectiveness, and rapid turnaround times. As a service provider with both wet lab and AI-driven in silico capabilities, management believes the Company aligns well with these industry needs.

The monoclonal antibody market is experiencing sustained growth, with an increasing focus on antibody R&D in response to the rising incidence of cancer, infectious diseases, and chronic diseases. The therapeutic antibody market, valued at U.S.$115 billion in 2018 according to a study published in the Journal of Biomedical Science in January 2022, is projected to reach U.S.$300 billion by 2025. According to GrandViewResearch.com, the protein and antibody-related service and product market is predicted to grow at a CAGR of 6.2% to U.S.$5.6 billion by 2027.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2024

IPA is not simply adapting to market trends but is attempting to actively set new standards and demonstrate novel capabilities. The Company considers itself a leader in the field of AI-integrated biotherapeutics research. The Company's unique blend of AI-driven in silico capabilities and traditional wet lab services guides its innovation.

AI for Drug Discovery

The initial stage of the drug discovery process involves identifying a therapeutic target followed by the discovery of novel drug candidates. These phases involve leveraging AI to speed up the process of identifying and selecting new antibodies. The LENSai platform employs machine learning and other AI methodologies to analyze vast amounts of data related to antibodies, yielding insights into their structure, function, and intermolecular interactions. Potential drug candidates are evaluated based on parameters such as efficacy, potency, bioavailability, and toxicity.

AI is increasingly becoming a crucial tool in the healthcare industry, especially in the area of drug research. AI technology has the capability to identify therapeutic targets and plays a critical role in the design, discovery, and efficient screening of molecules. According to a 2022 report by ReportLinker, the AI Drug Discovery Market, valued at U.S.$253.8 million in 2019, is projected to reach U.S.$3.9 billion by 2030, growing at a CAGR of 40.8 % from 2020 to 2030. This anticipated growth is attributed to the ability of AI to understand disease mechanisms, establish biomarkers, and generate data or models for the drug discovery process.

The acquisition of BioStrand in April 2022 marked a significant advancement for the Company. BioStrand brings its unique and proprietary HYFT™ technology that adds accuracy and transparency (explainability) to traditional AI approaches and algorithms, an extremely important feature, especially in the life sciences.

The Company's AI-driven software, LENSai, takes advantage of this technology. It enables the Company to extract the potential from data, discover connections between data, and pull new and valuable information from existing data. Furthermore, BioStrand's HYFT™ framework converts unstructured data into structured data, allowing for default feature reduction and efficient downstream analysis using advanced AI/ML techniques. The HYFT™ fingerprints create a link between sequences and literature analysis through a bottom-up Natural Language Processing approach, providing a universal syntax for the language of biology. This proprietary pattern and profile detection is crucial for understanding diseases and biological processes.

BioStrand's HYFT™ framework makes all accessible biological data rapidly computable. The technology developed by BioStrand offers a solution for "omics" (DNA, RNA, amino acids) data management, analysis, and storage, effectively addressing the current challenges and bottlenecks in bioinformatics. The integration of this technology with the LENSai platform results in an incredibly efficient system for managing and analyzing omics data. This combination of technologies is capable of processing huge tasks at high speed and scale, all while maintaining a light computational footprint.

OVERALL PERFORMANCE AND LIQUIDITY

The Company achieved revenues of $6.1 million and $11.4 million during the three and six months ended October 31, 2024, roughly flat and a 3.8% decrease from 2023 revenues of $6.1 million and $11.8 million, respectively. The Company incurred cost of sales of $2.7 million and $5.6 million during the three and six months ended October 31, 2024, a $0.5 million decrease for the three and six months ended October 31, 2023 cost of sales, respectively. The Company incurred total operating expenses of $6.3 million during the three months ended October 31, 2024, an increase of $0.5 million compared to the three months ended October 31, 2023. Operating expenses totaled $13.4 million during the six months ended October 31, 2024, an increase of $0.8 million compared to the six months ended October 31, 2023. Net loss totaled $2.6 million and $6.6 million for the three and six months ended October 31, 2024, compared to a net loss of $2.4 million and $5.8 million during the same periods last year.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2024

As of October 31, 2024, the Company had cash on hand of $3.6 million compared to $3.5 million as of April 30, 2024. The Company expects its cash on hand as of October 31, 2024 will be insufficient to fund the Company's operations for at least one year from the date these financial statements are available to be issued. These conditions raise material uncertainties which cast significant doubt as to whether the Company will be able to continue as a going concern should it not be able to obtain financing necessary to fund its planned revenue growth and working capital requirements.

The Company will need to raise additional funds to finance its operations and strategic goals and there can be no assurances that sufficient funding, including adequate financing, will be available. The ability of the Company to arrange additional financing in the future depends in part on the prevailing capital market conditions and profitability of its operations. If the Company is unable to raise sufficient funds, reductions in expenditures will be required, and this may impact the future growth plans of the Company.

RESULTS OF OPERATIONS

Comparison of the three months ended October 31, 2024 and 2023

Revenue

	Three Months Ended October 31,
(in thousands)	2024 $	2023 $	Change $	Change %
Project revenue	5,446	5,518	(72)	-1.3%
Product sales revenue	617	577	40	6.9%
Cryostorage revenue	62	55	7	12.7%
Total revenue	6,125	6,150	(25)	-0.4%

The Company achieved revenue of $6.1 million during the three months ended October 31, 2024, a 0.4% decrease from the three months ended October 31, 2023.

Gross Profit

	Three Months Ended October 31,
(in thousands)	2024 $	2023 $	Change $	Change %
Gross profit	3,437	2,954	483	16.4%
% of total revenue	56%	48%

Gross profit totaled $3.4 million during the three months ended October 31, 2024, an increase of 16.4% compared to the three months ended October 31, 2023, and includes the positive impact of higher margin BioStrand LENSai revenue.

Research and development

	Three Months Ended October 31,
(in thousands)	2024 $	2023 $	Change $	Change %
Research and development	1,155	835	320	38.3%

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2024

During the three months ended October 31, 2024, R&D expenses increased to $1.2 million from $0.8 million during the three months ended October 31, 2023. R&D expenses for the three months ended October 31, 2024 reflect additional R&D efforts by BioStrand on LENSai.

Sales and marketing

	Three Months Ended October 31,
(in thousands)	2024 $	2023 $	Change $	Change %
Sales and marketing	1,237	921	316	34.3%

Sales and marketing expenses totaled $1.2 million during the three months ended October 31, 2024, compared to $0.9 million during the three months ended October 31, 2023. Expenditures during the three months ended October 31, 2024 include sales and marketing efforts on core CRO services along with BioStrand LENSai.

General and administrative

	Three Months Ended October 31,
(in thousands)	2024 $	2023 $	Change $	Change %
General and administrative	3,273	3,308	(35)	-1.1%

During the three months ended October 31, 2024, general and administrative expenses totaled $3.3 million, a decrease of 1.1% compared to the three months ended October 31, 2023.

Other Income / Expense

	Three Months Ended October 31,
(in thousands)	2024 $	2023 $	Change $
Accretion	(3)	(5)	2
Grant income	22	16	6
Interest and other income (expense)	(117)	10	(127)
Unrealized foreign exchange gain (loss)	(120)	209	(329)
Total other income (expense)	(218)	230	(448)

The Company recorded other expense of $0.2 million during the three months ended October 31, 2024, compared to other income of $0.2 million during the three months ended October 31, 2023.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2024

Comparison of the six months ended October 31, 2024 and 2023

Revenue

	Six Months Ended October 31,
(in thousands)	2024 $	2023 $	Change $	Change %
Project revenue	10,340	10,734	(394)	-3.7%
Product sales revenue	951	976	(25)	-2.6%
Cryostorage revenue	97	127	(30)	-23.6%
Total revenue	11,388	11,837	(449)	-3.8%

The Company achieved revenue of $11.4 million during the six months ended October 31, 2024, a 3.8% decrease from the six months ended October 31, 2023.

Gross Profit

	Six Months Ended October 31,
(in thousands)	2024 $	2023 $	Change $	Change %
Gross profit	5,793	5,747	46	0.8%
% of total revenue	51%	49%

Gross profit totaled $5.8 million during the six months ended October 31, 2024, an increase of 0.8% compared to the six months ended October 31, 2023, and includes the positive impact of higher margin BioStrand LENSai revenue.

Research and development

	Six Months Ended October 31,
(in thousands)	2024 $	2023 $	Change $	Change %
Research and development	2,797	1,781	1,016	57.0%

During the six months ended October 31, 2024, R&D expenses increased to $2.8 million from $1.8 million during the six months ended October 31, 2023, reflecting additional R&D efforts by BioStrand on LENSai.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2024

Sales and marketing

	Six Months Ended October 31,
(in thousands)	2024 $	2023 $	Change $	Change %
Sales and marketing	1,955	1,984	(29)	-1.5%

Sales and marketing expenses totaled $2.0 million during the six months ended October 31, 2024, compared to $2.0 million during the six months ended October 31, 2023.

General and administrative

	Six Months Ended October 31,
(in thousands)	2024 $	2023 $	Change $	Change %
General and administrative	7,436	7,295	141	1.9%

During the six months ended October 31, 2024, general and administrative expenses totaled $7.4 million, an increase of $0.1 million compared to the six months ended October 31, 2023.

Other Income / Expense

	Six Months Ended October 31,
(in thousands)	2024 $	2023 $	Change $
Accretion	(5)	(10)	5
Grant income	168	299	(131)
Interest and other income (expense)	(116)	23	(139)
Unrealized foreign exchange gain (loss)	(265)	136	(401)
Total other income (expense)	(218)	448	(666)

The Company recorded other expense of $0.2 million during the six months ended October 31, 2024, compared to other income of $0.4 million during the six months ended October 31, 2023.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2024

SUMMARY OF QUARTERLY RESULTS

The following table sets out financial information for the past eight quarters:

	Three Months Ended ($)
(in thousands, except share data)	October 31, 2024	July 31, 2024	April 30, 2024	January 31, 2024
Total revenue	6,125	5,263	6,459	6,221
Cost of sales	2,688	2,907	3,351	3,024
Gross profit	3,437	2,356	3,108	3,197
Operating expenses	6,278	7,129	22,021	6,537
Other income (expenses)	(218)	(2)	89	(117)
Income taxes	(506)	(776)	(1,215)	(778)
Net loss	(2,553)	(3,999)	(17,609)	(2,679)
Basic and diluted loss per share*	(0.09)	(0.15)	(0.71)	(0.11)

	Three Months Ended ($)
(in thousands, except share data)	October 31, 2023	July 31, 2023	April 30, 2023	January 31, 2023
Total revenue	6,150	5,688	5,621	5,171
Cost of sales	3,196	2,893	2,280	2,207
Gross profit	2,954	2,795	3,341	2,964
Operating expenses	5,775	6,844	9,269	7,544
Other income (expenses)	230	218	31	(15)
Income taxes	(182)	(415)	(767)	104
Net loss	(2,409)	(3,416)	(5,130)	(4,699)
Basic and diluted loss per share*	(0.10)	(0.14)	(0.20)	(0.19)

* Because of the net loss, basic and diluted loss per share are the same given potential dilutive common shares are excluded from the computation as their effect would be anti-dilutive.

Revenue

The Company achieved revenue of $6.1 million during the three months ended October 31, 2024, a decrease of 0.4% from the same period in the previous year.

Gross Profit

The Company recorded a gross profit margin of 56% during the three months ended October 31, 2024, while gross profit margins have historically been in the 48-57% range. The increase in gross profit margin during the three months ended October 31, 2024 includes the positive impact of BioStrand LENSai higher margin revenue.

Operating Expense

Fluctuations in operating expenses have historically been driven primarily by R&D expenses and recorded impairments, while sales and marketing and general and administrative expenses have been more stable.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2024

Other Income (Expense)

Other income (expense) includes the impact of unrealized foreign exchange gains or losses stemming from contractual and cash holdings denominated in euros or U.S. dollars. This component can vary from quarter to quarter, transitioning between gains and losses due to fluctuations in foreign currency exchange rates.

NON-IFRS MEASURES

The following are non-IFRS measures and investors are cautioned not to place undue reliance on them and are urged to read all IFRS accounting disclosures present in the condensed interim consolidated financial statements and accompanying notes for the year ended April 30, 2024.

The Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures are adjusted operating EBITDA and adjusted operating expenses. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business. These non-IFRS measures do not have any standardized meaning prescribed under IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

The Company defines adjusted operating EBITDA as operating earnings before interest, accretion, taxes, depreciation, amortization, share-based compensation, foreign exchange gain/loss, and asset impairment charges. Adjusted operating EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses adjusted operating EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance. The most directly comparable IFRS measure to adjusted operating EBITDA is net loss.

The Company defines adjusted operating expenses as operating expenses before taxes, interest, share-based compensation, depreciation, amortization, accretion, foreign exchange loss, and asset impairment charges. Adjusted operating expenses are presented on a basis consistent with the Company’s internal management reports. The most directly comparable IFRS measure to adjusted operating expenses is operating expenses.

The non-IFRS measures are reconciled to reported IFRS figures in the tables below:

	Three months ended October 31,		Six months ended October 31,
(in thousands)	2024 $	2023 $	2024 $	2023 $
Net loss	(2,553)	(2,409)	(6,552)	(5,827)
Income taxes	(506)	(182)	(1,280)	(596)
Amortization and depreciation	1,415	1,352	2,810	2,847
Accretion	3	5	5	10
Foreign exchange realized gain (loss)	(30)	11	(20)	52
Interest expense	274	166	513	312
Interest and other expense (income)	117	(10)	116	(23)
Unrealized foreign exchange gain (loss)	120	(209)	265	(136)
Share-based expense	170	297	322	1,120
Adjusted EBITDA	(990)	(979)	(3,821)	(2,241)

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2024

	Three months ended October 31,		Six months ended October 31,
(in thousands)	2024 $	2023 $	2024 $	2023 $
Operating expenses	(6,278)	(5,775)	(13,407)	(12,618)
Amortization and depreciation	648	804	1,293	1,741
Foreign exchange loss (gain)	(30)	11	(20)	52
Interest expense	274	166	513	312
Share-based expense	170	297	322	1,120
Adjusted Operating Expenses	(5,216)	(4,497)	(11,299)	(9,393)

LIQUIDITY AND CAPITAL RESOURCES

The Company’s objectives when managing capital are to ensure sufficient liquidity for operations and adequate funding for growth and capital expenditures while maintaining an efficient balance between debt and equity. The capital structure of the Company consists of shareholders’ equity.

The Company adjusts its capital structure upon approval from its Board, considering economic conditions and the Company’s working capital requirements. There were no changes in the Company’s approach to capital management during the year. The Company is not subject to any externally imposed capital requirements.

On July 11, 2023, the Company filed a U.S.$300 million shelf registration statement with the United States Securities and Exchange Commission (the "Registration Statement"), under which the Company may offer for sale, from time to time, either separately or together in any combination, equity, debt, or other securities described in the Registration Statement through the 36-month expiration period.

On August 15, 2023, the Company established an at-the-market equity offering facility ("ATM"). An ATM agreement was entered into with Jefferies LLC acting as sole sales agent (the “Jefferies ATM Agreement”). The Company was entitled, at its discretion and from time-to-time during the term of the Jefferies ATM Agreement, to sell Common Shares through Jefferies LLC. The Company filed a prospectus supplement to the Registration Statement in connection with the ATM on August 16, 2023, permitting sales of Common Share for an aggregate gross sales price of up to U.S.$60 million.

On December 8, 2023, the Company closed an underwritten public offering of 1,265,000 Common Shares, including 165,000 Common Shares issued pursuant to the full exercise by the underwriter of its over-allotment option. The public offering price for each Common Share, before the underwriter’s discount and commissions, was U.S.$1.00. Common Shares were offered and sold pursuant to the Registration Statement.

On February 23, 2024, the Company entered into an Open Market Sales Agreement with Clear Street LLC (the “Clear Street ATM Agreement”). Under the terms of the Clear Street ATM Agreement, the Company is entitled, at its discretion and from time-to-time during the term of the Clear Street ATM Agreement, to sell Common Shares through Clear Street LLC, acting as sole sales agent. The Company filed a prospectus supplement to the Registration Statement in connection with the Clear Street ATM on February 23, 2024, permitting sales of Common Shares for an aggregate gross sales price of up to U.S.$60 million. (the “Clear Street ATM Prospectus Supplement”). On July 29, 2024, the Company filed an amendment to the Clear Street ATM Prospectus Supplement to reduce the aggregate gross sales price of Common Shares under the Clear Street ATM to U.S.$8.8 million.

On July 16, 2024, YA II PN, Ltd., an investment fund managed by Yorkville Advisors Global, LP (“Yorkville”), entered into a securities purchase agreement under which the Company agreed to sell and issue to Yorkville U.S.$3.0 million aggregate principal amount of convertible debentures (the “Convertible Debentures”) in two tranches and at a purchase price of 95% of the aggregate principal amount.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2024

In connection with the offering, the Company and Yorkville entered into a customary registration rights agreement pursuant to which the Company has agreed to provide certain registration rights to Yorkville under the U.S. Securities Act of 1933, as amended.

As of October 31, 2024, the Company held cash of $3.6 million (April 30, 2024 – $3.5 million). During the six months ended October 31, 2024, the cash used in operating activities was $4.0 million. As part of the investing activities, the Company made property and equipment purchases of $0.3 million. As part of the financing activities, the Company incurred lease repayments of $0.8 million.

The consideration paid for the acquisition of BioStrand includes a contingent earnout payment based on the profitability of BioStrand over a 7-year period ending April 30, 2029, which shall not exceed in total €12.0 million. As of October 31, 2024, the Company's unpaid commitment related to the BioStrand earnout was €12.0 million.

Although the Company is a going concern, the Company does not have cash reserves to fund all its operations for one year, and strategic future growth and expansion plans. The Company has historically incurred net losses. There is no assurance that sufficient revenues will be generated in the near future. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows. The Company may need to raise additional funds through issuances of Common Shares or through loan financing. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favorable to the Company as those previously obtained, or at all. If the Company is unable to obtain additional financing from outside sources and eventually generate enough revenues, the Company may be forced to sell a portion or all of the Company's assets or curtail or discontinue the Company's operations.

CAPITAL EXPENDITURES

The Company made property and equipment purchases of $0.3 million during the six months ended October 31, 2024 (2023 - $0.4 million).

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2024

OUTSTANDING SHARE DATA

The Company’s outstanding share information as of December 9, 2024 is as follows:

Security	Number	Exercise Price
Issued and outstanding common shares	31,062,269		NA
Stock options	220,000		$8.50
Stock options	142,000		$20.30
Stock options	5,650		$6.89
Stock options	235,000		$7.94
Stock options	16,000		$2.20
Stock options	64,000		$5.79
Stock options	7,265	U.S.	$5.71
Stock options	475,452	U.S.	$5.71
Stock options	240,000	U.S.	$2.06
Stock options	8,000	U.S.	$2.05
Stock options	8,000	U.S.	$2.05
Stock options	8,000	U.S.	$2.05
Stock options	4,000	U.S.	$2.05
Stock options	4,000	U.S.	$2.05
Stock options	1,332	U.S.	$2.05
Stock options	8,000	U.S.	$2.05
Stock options	4,000	U.S.	$2.05
Stock options	8,000	U.S.	$2.05
Stock options	12,000	U.S.	$2.05
Stock options	4,000	U.S.	$2.05
Stock options	8,000	U.S.	$2.05
Stock options	799,767	U.S.	$1.20
Warrants	130,111	U.S.	$16.81
Warrants	56,650	U.S.	$1.34
Total	33,531,496

(1)
Priced in USD.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet transactions.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements in conformity with IFRS required estimates and judgments that affect the amounts reported in the financial statements. Actual results could differ from these estimates and judgments. Estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised. Estimates and judgments applied in preparation of the consolidated financial statements are the same as those presented in the Company’s audited annual financial statements for the year ended April 30, 2024.

ADOPTION OF NEW ACCOUNTING STANDARDS

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2024

The amendments to IAS 1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date.

These amendments are effective for reporting periods beginning on or after January 1, 2024, which is our fiscal year ending April 30, 2025. We adopted these amendments in our first fiscal quarter ending July 31, 2024 with no impact noted to our classification of liabilities.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) have designed disclosure controls and procedures, or have caused them to be designed under their supervision. Such procedures are designed to ensure that material information relating to the Company and its consolidated subsidiaries is made known to CEO and CFO by others within the Company, and such disclosure controls and procedures are effective to perform the function for which they were established in order to provide reasonable assurance that:

•
material information relating to the Company is made known to the CEO and CFO by others, particularly during the period in which the interim and annual filings are being prepared; and
•
information required to be disclosed by the Company in its annual filings, interim filings or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

In connection with National Instrument 52-109 - Certificate of Disclosure in Issuer’s Annual and Interim Filings, the CFO of the Company has filed a 52-109F2 Certificate of Interim Filings, Full Certificate relating to the establishment and maintenance of disclosure controls and procedures and internal controls over financial reporting with respect to the financial information contained in the unaudited condensed interim consolidated financial statements for the three and six months ended October 31, 2024 and this accompanying MD&A.

For further information, the reader should refer to the Company’s Certificate of Interim Filings and the Annual Filings on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov/edgar.

FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash, amounts receivable, restricted cash, investment, accounts payable and accrued liabilities, deferred acquisition payments, and leases. The fair value of investment is determined based on “Level 3” inputs which consist of unobservable inputs to the valuation methodology used. As at October 31, 2024, the Company believes the carrying values of cash, amounts receivable, restricted cash, accounts payable and accrued liabilities, and deferred payments approximate their fair values because of their nature and relatively short maturity dates or durations.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2024

RISKS AND UNCERTAINTIES

There are numerous and varied risks, known and unknown, that may prevent the Company from achieving its goals. A detailed description of the risks and uncertainties pertaining to the Company’s operations can be found in the Company’s Annual Information Form for the fiscal year ended April 30, 2024.

On August 19, 2024, the Company received written notification (the "Notification Letter") from Nasdaq indicating that the Company is not in compliance with the minimum bid price requirement set forth in the Nasdaq Rule 5450(a)(1) based on the closing bid price of the Company's Common Shares being less than US$1.00 per share for the 30 consecutive business days from July 5, 2024 to August 15, 2024. The Notification Letter is only a notification of deficiency, it is not a notice of imminent delisting, and it has no current immediate effect on the listing or trading of the Company’s Common Shares on Nasdaq. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided an initial period of 180 calendar days, or until February 17, 2025, to regain compliance with the Bid Price Rule. If, at any time before February 17, 2025, the bid price for the Company's common stock closes at $1.00 or more for a minimum of 10 consecutive business days, the Nasdaq Staff will provide written notification to the Company that it complies with the Bid Price Rule, unless the Staff exercises its discretion to extend this 10 day period pursuant to Nasdaq Listing Rule 5810(c)(3)(G). If the Company is not in compliance with the Bid Price Rule by February 17, 2025, the Company may be afforded a second 180 calendar day period to regain compliance. To qualify, the Company would be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Global Market, except for the minimum bid price requirement. In addition, the Company would be required to notify Nasdaq of its intent to cure the minimum bid price deficiency, which may include, if necessary, implementing a reverse stock split. If the Company does not regain compliance with the Bid Price Rule by February 17, 2025, and is not eligible for an additional compliance period at that time, the Nasdaq Staff will provide written notification to the Company that its common stock may be delisted. The Company would then be entitled to appeal the Nasdaq Staff’s determination to a Nasdaq Listing Qualifications Panel and request a hearing. There can be no assurance that, if the Company does appeal a delisting determination by the Nasdaq Staff to the Nasdaq Listing Qualifications Panel, that such appeal would be successful. The Company intends to monitor the closing bid price of its common stock and may, if appropriate, consider available options to regain compliance with the Bid Price Rule, which could include effecting a reverse stock split. However, there can be no assurance that the Company will be able to regain compliance with the Bid Price Rule. The Company is not aware of any other significant changes to the risks and uncertainties disclosed at that time.

The Company’s Annual Information Form can be found on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov/edgar.

FURTHER INFORMATION:

Additional information relating to the Company can be found on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov/edgar.